Exhibit 99.1

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	Open Capital Company

Itaú Holding is selected to compose Dow Jones Sustainability World Index (DJSI)

for the 8th consecutive year (since the index was created)

Banco Itaú Holding Financeira S.A. is pleased to inform that it has been selected to compose Dow Jones Sustainability World Index (DJSI) portfolio in its 2007/2008 edition, together with other 317 companies from all over the world. Itaú remains as the only Latin-American bank to participate in the index since its creation in 1999.

DJSI is constituted of shares of companies of recognized corporate sustainability, that is, companies that are able to create value for their shareholders in the long-term, as they can take advantage of business opportunities and manage risks associated with economic, environmental, and social factors. In other words, it takes into account not only the financial performance, but especially the company management quality that must integrate economic value to transparency, corporate governance, and social and environmental responsibility as a form of long-term sustainability.

Since its implementation in January 1999, DJSI has become a significant reference for fund management institutions. Such institutions are based on their performance to make decisions on investments, and offer diversified products to their clients on the basis of shares of companies participating in DJSI, which are committed to sustainable economic, social, environmental, and cultural development. In August 2007, there were 47 fund managers in 15 different countries, authorized to use DJSI portfolio.

The new DJSI composition includes 318 companies in 24 countries, of which only 7 are Brazilian. The index is reviewed annually based on questionnaires delivered to companies and public information provided in annual reports and websites for relations with investors. Survey comprised the top 2,500 companies per market value of Dow Jones Global Index, representing 57 operation sectors. In each sector, only 10% of companies best classified in sustainability ranking are selected to join the index, based on analysis of some 30 items related to economic, social and environmental, performance of such companies. Survey and selection process is audited by PricewaterhouseCoopers.

In this new index edition, Itaú Holding obtained the highest score in the following items: Anticrime Policy, Human Capital Development, and Talent Attraction and Retention.

Participating in Dow Jones Index reflect Itaú Holding long-term commitment to such values as ethical business behavior, transparency, compliance with legality, corporate governance, and social, cultural and environmental responsibility. We believe that this commitment is a factor to maintain a sustainable growth and creation of value for our shareholders over the next coming years.

São Paulo, September 06, 2007.

Department of Relations with Investors

Banco Itaú Holding Financeira S.A.